

July 25, 2011

Via E-mail
Raymond D. Cook
Chief Financial Officer
STEC, Inc.
3001 Daimler Street
Santa Ana, California 92705

      Re: **STEC, Inc.**
                Form 10K for the Fiscal Year Ended December 31, 2010
                Filed February 22, 2011
                File No. 000-31623

Dear Mr. Cook:

We have reviewed your letter dated June 15, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 1, 2011.

Form 10K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Net revenues, page 35

1.   We note your disclosures in your 10-K for the year ended December 31, 2010 and your 10-Q for the quarterly period ended March 31, 2011 that the inventory carryover in early 2010 related to sales made to your largest customer during the second half of 2009 negatively impacted your Flash-based product revenue for the first half of 2010. However, you have not quantified the impact of these sales. Therefore, the reader does not have the ability to understand how much of the change this accounted for, and

       whether there were other sources of change relating to sales of your Flash-based products. We also note that it appears that the inventory carryover in 2010 may impact the comparability of your 20l1 and 2010 results for future interim periods in 2011. Tell us how your disclosures comply with the guidance in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief